82-4224

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

25 May, 2004

The gross dividend per share is HUF 57.86

MOL Hungarian Oil and Gas Company Plc. hereby informs its shareholders, that the approved HUF 55 gross dividend payable in respect of the 2003 financial year, for which payment commences on June 7, 2004, will be paid subject to the following.

According to the Section 226/E of Act CXLIV of 1997 (Company Act), applicable from 1 January 2004, public limited companies have to take into account the dividend payable on treasury shares, unless the articles of association regulate otherwise, as a dividend payable to shareholders entitled to receive dividend in proportion to their shareholding. Therefore, the dividend payable on the treasury shares held by MOL on May 28, 2004 will be paid to the shareholders entitled to receive dividends in proportion to their shareholding. As MOL currently owns 5,342,938 "A" series and 369 "C" series ordinary shares, the gross dividend per share is HUF 57.86.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

dlw 6/17

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

25 May, 2004

Share distribution for MOL management

MOL Hungarian Oil and Gas company hereby announces today in accordance with its long-term share incentive scheme it distributed 11,883 MOL shares to 15 members of middle management. The basis for the shares distribution was the fulfilment of the company's 2001 year targets.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

19 May, 2004

Share sale

Dr. Miklós Dobák, member of the Board of Directors of MOL Hungarian Oil and Gas Company sold 1330 MOL shares at HUF 7765 each on the Budapest Stock Exchange on 17 May 2004, with the assistance of HVB Bank Ltd. as investment service provider.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

18 May, 2004

Share distribution for the Board of Directors and MOL management

MOL Hungarian Oil and Gas company hereby announces that in accordance with the Board of Directors share incentive scheme for the period from April 1, 2002 to March 31, 2003, it distributed 20,232 MOL shares as follows

dr. Sándor Csányi, vice-Chairman	5,529 shares
László Akar	1,570 shares
dr. Miklós Dobák	3,331 shares
dr. Gábor Horváth	3,331 shares
dr. Ernő Kemenes	1,570 shares
Iain Paterson	3,331 shares
Kálmánné Simóka dr.	1,570 shares

The company hereby announces that today in accordance with its long-term share incentive scheme it distributed 89,717 MOL shares to its senior and middle management. The basis for the shares distribution was the fulfilment of the company's 2001 year targets.

The following shares were distributed to the senior management of MOL:

Zsolt Hernádi, Executive Chairman and CEO :	5,601 shares,
György Mosonyi, Group Chief Executive Officer:	7,450 shares,
Michel-Marc Delcommune, Group Chief Financial Officer:	6,209 shares,
Zoltán Áldott, Group Chief Strategic Officer:	2,389 shares,
Csaba Bokor, Managing Director:	2,389 shares,
Sándor Fasimon, Managing Director:	635 shares,
Ferenc Horváth, Managing Director:	874 shares,
Béla Váradi, Director:	1,991 shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

DIVIDEND ANNOUNCEMENT OF THE BOARD OF DIRECTORS OF MOL HUNGARIAN OIL AND GAS Plc. DIVIDENDS FOR THE 2003 FINANCIAL YEAR

Dear Shareholders,

The Annual General Meeting of MOL Hungarian Oil and Gas Company Plc. held on April 30, 2004 approved to pay a gross dividend of HUF 55 per share in respect of the 2003 financial year to its ordinary shares. According to the Section 226/E of Act CXLIV of 1997 (Company Act), applicable from 1 January 2004, public limited companies have to take into account the dividend payable on treasury shares, unless the articles of association regulate otherwise, as a dividend payable to shareholders entitled to receive dividend in proportion to their shareholding. Therefore, the dividend payable on the treasury shares held by MOL on May 28, 2004 will be paid to the shareholders entitled to receive dividends in proportion to their shareholding.

The payment of dividend will commence on June 7, 2004 (Monday)

Prior to payment of the dividend, MOL will carry out a shareholder identification, based on the data of May 28, 2004. The last day of trading on the Budapest Stock Exchange for shares entitled to the dividend of 2003 financial year will be May 25, 2004. Shareholders (natural persons and legal entities) will be entitled to receive the dividend if they own MOL shares at the record date, and they have been recorded as shareholders in the Share Register of the Company. **Shareholders will remain entitled to receive the dividend within a limited five-year period beginning at the starting day of the dividend payment. The Company disclaims any obligation to pay any interest on dividends paid after June 7, 2004.**

Process of dividend payment:

1. **In respect of shareholders holding their shares in a security account with a Hungarian accountkeeper, the dividend will be transferred to the security account held at the accountkeeper or to his personal bank account commencing June 7, 2004, if the above mentioned accountkeeper has transferred to KELER all data required for shareholder identification in relation to the shareholder, fully complying with all relevant KELER procedures.** If the accountkeeper cannot identify the owner of the holder of the respective shares by the given date, the accountkeeper may carry out the identification process later, according to KELER's procedures. Having obtained the missing or supplementary information, KELER determines the net dividend payable and transfers it to the account of the shareholder at its accountkeeper or to his personal bank account. Please note that in such cases KELER executes supplementary transfers only once a month and neither MOL nor KELER undertake any responsibility for any delays arising from such actions. The Company therefore kindly asks all shareholders to request their respective accountkeepers to perform the said shareholders identification appropriately and in a timely manner, and in case of doubt they should check whether the accountkeeper has all data required for the data to be supplied to KELER. The Company and KELER Rt. do not undertake any obligation for late dividend payments arising from the incomplete, unsuitable or missing information from the shareholder or its accountkeeper. Holders of deposited shares will receive their tax certificates by post depending on the time needed for data processing.

2. In case of GDR holders, dividends will be transferred by KELER through the domestic custodian bank (HVB Bank Hungary) to the shareholders through JP Morgan (the GDR issuer). In the event of any question, we would kindly ask holders of GDRs to contact JP Morgan Chase Bank (1 Chase Manhattan Plaza, New York, NY10081, USA) the Depository for MOL's GDR programme, or its Hungarian Custodian Bank HVB Bank Hungary, Department of Deposits at 1054 Budapest, Akadémia u. 17., phone: (361) 301 1941 or 1911.

We kindly call the attention of the shareholders to the following:

Foreign domicile shareholder
As base case, 20% withholding tax will be deducted from the dividend. Pursuant to inter-state treaties on avoidance of double taxation, a preferred tax rate may be applicable on shareholders with domicile of such countries in accordance with the general Tax Office license issued for MOL, if the shareholder delivers, through KELER Rt., the certificate verifying his foreign domicile to the bank that pays the dividend, also the beneficiary document subject to the provisions of the relevant inter-state treaty, as well as the authentic Hungarian translation thereof, issued in the year of dividend payment. In the absence of such certificate of residence or any double taxation treaty between Hungary and the respective country, the applicable withholding tax is 20%. Such certificates of residence are individually evaluated. Please allow for due process time by the company.

For private individuals having foreign domicile the dividend is therefore payable to those who can present their name, address, valid passport number and date of birth via their accountkeeper.

Shareholders who have not yet received dividend in respect of the 1999, 2000, 2001, and 2002 business years, may claim their dividend through their accountkeeper. Dividends in respect of 1998 – with respect to the elapse of the 5 year forfeiture period – may be claimed up to June 20, 2004.

The Board of Directors of
MOL Hungarian Oil and Gas Co.

Announcement of MOL Plc. on settlement of monetary compensation of those shares that were not submitted to the dematerialization

MOL Hungarian Oil and Gas Plc. hereby informs its shareholders that in the course of "A" series ordinary share dematerialization the Company were sold those dematerialized shares, issued in replacement of those shares that were not submitted, on the Budapest Stock Exchange. The sale was made with the assistance of a brokerage firm regarding the Capital Market Act in market price.

Regarding to the above-mentioned, those shareholders that own not submitted shares, do not request to transfer the demterialized shares, but be entitled to the compensation of the dematerialized shares sold by the Company. The monetary compensation is equal the average price of the total shares sale reduced by costs accrued until the enforcement to wit 7,998 HUF/share.

The compensation will be available from 11 May 2004. in **KELER Rt. (1075 Budapest, Asbóth u. 9-11.) open on workdays from 0900 to 1500 hrs.**. To obtain the compensation it is necessary the printed "A" series shares, the owner identification data (name, address, date of birth, place of birth, mutter's name, tax identification number) and its document, and the certificate of share cost price.

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

3 May 2004

Mr. Attila Holoda, Production Manager of MOL Hungarian Oil and Gas Company sold 300 MOL shares at HUF 7,910 each on the Budapest Stock Exchange on 30 April 2004, with the assistance of HVB Bank Ltd. as investment service provider.

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

30 April 2004

Joint statement by MOL and PKN Orlen on the progress of their cooperation discussions

On the 20th November 2003, MOL and PKN ORLEN signed a Memorandum of Understanding initiating exclusive negotiations to evaluate the potential merits of closer cooperation between the two companies. The Memorandum of Understanding provided for an initial period of exclusive consultation between MOL and ORLEN in respect of the potential co-operation.

The comprehensive analysis conducted jointly during the recent months has clearly indicated to both companies the strong business logic and potential for cooperation. The parties have made substantial progress on the creation of an agreed, detailed co-operation framework, but further discussions are still required to reach a binding agreement and to secure approvals from all relevant governmental and corporate bodies.

Cooperation between the parties which has started on the basis of the Memorandum of Understanding will continue based upon the progress made so far.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL First Quarter Preliminary Results



2004

RECORD BREAKING QUARTERLY RESULTS

MOL Hungarian Oil and Gas plc. (Reuters: MOLB.BU, MOLBq.L, Bloomberg: MOL HB, MOL LI; homepage: www.mol.hu), today announced its 2004 first quarter preliminary results. This report contains consolidated financial statements for the period ended 31 March 2004 as prepared by management in accordance with International Financial Reporting Standards (IFRS).

Financial highlights

FY 2003		MOL Group financial results (IFRS)	Q1 2003		Q1 2004		Change %	
HUF bn	USD m[1]		HUF bn	USD m[1]	HUF bn	USD m[1]	HUF	USD
1,504.0	6,702.3	Net sales revenues	338.6	1,492.3	462.4	2,223.1	37	49
178.3	794.6	EBITDA	48.3	212.9	86.8	417.3	80	96
82.8	**369.0**	**Operating profit/(loss)**	**28.1**	**123.8**	**62.0**	**298.1**	**121**	**141**
16.1	71.7	Net financial expenses/(gain)	9.0	39.7	(4.2)	(20.2)	n.a.	n.a.
99.7	**444.3**	**Net income/(loss)**	**22.7**	**100.0**	**51.9**	**249.5**	**129**	**149**
203.2	905.5	Operating cash flow	55.2	243.3	95.0	456.7	72	88

(1) In converting HUF financial data into US Dollars, the following average NBH middle rates were used: for Q1 2003:226.9 HUF/USD, for 2003:224.4 HUF/USD, for Q1 2004:208.0 HUF/USD.

In the first quarter of 2004, operating profit increased by 121%, to reach a record level of HUF 62.0 bn (USD 298.1 mn) mainly due to the still favourable oil industry environment, excellent downstream performance, Slovnaft consolidation and a strong seasonal effect in the gas business. Net income grew by 129% to HUF 51.9 bn (USD 249.5 mn) reflecting primarily the strong operating performance and gains realised on the revaluation of foreign currency denominated debt.

Overview of the environment

The recovery of the global economy continued in Q1 2004. The US remained the engine of this growth, where not only macroeconomic data but also retail consumption improved significantly compared to the past several quarters. Two new important drivers emerged in Q1 - the first flicker of strong job creation in the US and strengthening recovery in Japan, the world's second-largest economy. Driven by China's GDP expansion, at over 9% in Q1 2004, the Asian recovery continues to build and spread. Continental Europe continues to lag behind the improving worldwide picture, but benefited marginally from growth in other parts of the global economy. The UK economy is performing well, and better than its continental peers.
The anticipated accession of the key CEE economies helped to maintain economic growth in the region, in spite of the sluggish economic performance of Western Europe, particularly Germany and to lesser extent France.
The Hungarian economy is back on track, though the effect of last year's fall-back still had some influence on the economy. Interest rates remains high, but speculative pressure on the HUF seems to have reduced. The corrective measures the Hungarian government made in Q1 have achieved some positive results. Most importantly, the balance of payments has improved significantly.
In our other main market, Slovakia, the presidential elections generated some uncertainty, but the government continued its effort to restructure the economy and to catch up with regional peers. The Slovak economy remained one of the fastest growing economies in the region, attracting significant foreign direct investment into the country.
The international markets began to gear up for an extended period of higher oil prices, in contrast to the expectations of previous quarters. The oil price remained above 30 $/bbl for the entire Q1, averaging at about 32 $/bbl (Brent FOB).
On the motor fuel market, the switch to diesel continued throughout region, but particularly in Austria, where the difference in excise taxes on motor gasoline and diesel strongly supported sales of new diesel engine cars. Consumption of individual regional countries was also influenced by "fuel tourism", incentivised by differences in local taxes and duties.

The average CIF Med quoted price of Ural Blend decreased by 1% in USD terms and 9% in HUF terms, compared to Q1 2003. The Ural Med crack refining margin declined by 18% in Q1 y-o-y. Average USD denominated crack spread of FOB Rotterdam gasoline increased by 25%, while crack spreads of gas oil and naphtha decreased by 19% and 1%, respectively compared to first quarter of 2003. The US dollar depreciated by an average of 8% against the Hungarian Forint, while EUR appreciated by an average 7% against Forint in Q1 2004 y-o-y. EUR depreciated by 5% from year-end 2003 to 31 March 2004 (from 262.2 to 248.9), while USD closing rate decreased by 2% from the year-end. The US dollar depreciated by an average of 17% against the Slovak Crown in Q1 2003, while EUR depreciated by an average 3% against the Slovak Crown year on year.

- **Exploration and Production** operating profit in Q1 2004 decreased to HUF 12.0 bn (USD 57.7 mn), as the strong growth in crude oil production volumes could not compensate for the negative effects of the supplementary royalty, a weakening USD and lower gas production. Excluding the supplementary royalty, performance improved by 22.8% y-o-y to HUF 22.1 bn

- **Refining and Marketing** contributed operating profit of HUF 23.7 bn (USD 113.9 mn), a 76% increase (in USD terms 92%) over Q1 2003, primarily reflecting the addition of Slovnaft and the MOL Group's favourable refining product yield, partly counterbalanced by the negative effect of forint strength. Estimated clean USD based CCS profit rose 76%.
- The **Natural Gas** segment result improved to a strong operating profit of HUF 20.9 bn (USD 100.5 mn) compared to a loss of HUF 2.3 bn (USD 10.1 mn) in Q1 2003, due to the favourable effect of the new regulatory environment. However, it should be noted that under the new system a high degree of seasonality is expected in the gas business' results, with the strongest sales expected in the first quarter. A lower import gas price than anticipated by the regulator resulted in some excess profit, the full amount of which was accounted as deferred income.
- The **Petrochemical** segment's operating profit increased to HUF 3.8 bn (USD 18.3 mn) in Q1 2004, compared to a HUF 1.3 bn (USD 5.7 mn) profit in Q1 2003, largely due to the strength of Euro against USD and the consolidation of Slovnaft.
- We continued our efficiency improvement programs and **closing headcount** without Slovnaft decreased by 10% y-o-y, from 13,109 to 11,805 (closing headcount with Slovnaft was 16,688). Slovnaft closing headcount also decreased by 10% y-o-y.
- **Capital expenditure** and investments grew to HUF 90.1bn (USD 433.2 mn) in Q1 2004, compared to HUF 59.5 bn (USD 286.1 mn) in Q1 2003, partly due to the high capital expenditure related to the implementation of the EU-2005 quality project in the downstream segment and the Petrochemical development project at TVK. In addition, the public offer for Slovnaft shares and the exercise of our TVK option also increased CAPEX in Q1 2004. MOL's gearing ratio on March 31, 2004 increased to 34.7% (compared to 31.1% on March 31, 2003) and net debt on March 31, 2004 was HUF 337.1 bn.
- **Operating cash flow** before changes in working capital grew 77% to HUF 87.3 bn (USD 419.8 mn). Including working capital changes, operating cash flow increased by 72%, to HUF 95.0 bn (USD 456.7 mn).

Management comment

Mr Zsolt Hernádi, Executive Chairman of MOL commented:

Q1 2004 was an exciting period for the MOL Group in terms of both business performance and the execution of our strategy. The Group produced its highest recorded quarterly profit in Q1 2004, supported by excellent business segment performance in a favourable industry environment.

As a result of the introduction of an EU compliant gas regulatory environment and a strong seasonal effect, our gas business returned to profit. The Board decided that with clarity on the regulatory regime it is time to explore strategic alternatives to ensure that we are maximising value for shareholders with our gas investments. Therefore, in February MOL's Board of Directors decided to invite bids for the possible sale of stakes in our unbundled gas businesses. We are currently inviting bidders to express their interest.

During the quarter we continued to take a proactive role in the regional consolidation process. In January we closed the public offering for Slovnaft shares and increased our stake to 98.4%, while MOL's direct and indirect holding in TVK also increased to 52.3%. We also took part in the privatisation process for Unipetrol and Petrom, though in April we decided not to place binding offers for either company due to the sub-optimal transaction structure, which we believed would not provide guaranteed value for MOL shareholders. While the period of exclusive negotiation with PKN expired at the end of April, both companies are convinced that a strong business logic supports a potential cooperation and will therefore remain open to further discussions.

The quarter was also significant for MOL in that it brought a significant change in MOL's shareholder structure. In February, in a successful accelerated equity offering the State Privatisation Agency reduced its stake in MOL to 12%, via the sale of shares to institutional and retail investors. As a consequence of this, MOL's free float has grown to over 65%.

Mr György Mosonyi, Chief Executive Officer of MOL added:

"The oil industry environment was still favourable for our core businesses. In a high but lower reference refining margin environment the MOL Group outperformed due to favourable refining product yields and integrated Group supply chain management. Meanwhile the weakness of the USD against local currencies had a negative effect on MOL's oil business.

Our crude oil production grew further due to both the temporary turn around in the decline of our Hungarian production and growing production from the ZMB field. However these factors could not fully mitigate for the negative effect of the introduction of a supplementary royalty on our Hungarian gas production. In our refining and marketing business we benefited from the milder weather, which promoted stronger motor fuel demand in the quarter. During the period we also took over the majority of the 23 Romanian petrol stations we acquired in 2003. The petrochemical industry environment continued to be depressed, though the strength of EUR to an extent mitigated the otherwise unfavourable operating environment.

We continued to rationalise further our non-core portfolio by selling our minority stakes in ÉGÁZ Rt. and DÉGÁZ Rt. two regional gas distribution companies. We continued our efficiency programs and closing headcount at both MOL (ex-Slovnaft) and Slovnaft decreased by 10%. "

Exploration and Production

Segment IFRS results

FY 2003 HUF bn	FY 2003 USD m	Exploration & Production	Q1 2003 HUF bn	Q1 2003 USD m	Q1 2004 HUF bn	Q1 2004 USD m	Change % HUF	Change % USD
64.5	287.4	EBITDA	23.8	104.9	17.6	84.6	(26)	(19)
43.5	**193.9**	**Operating profit/(loss)**	**18.0**	**79.3**	**12.0**	**57.7**	**(33)**	**(27)**
58.5	260.7	CAPEX and investments[1]	26.2	115.5	6.7	32.2	(74)	(72)

Key segmental operating data

FY 2003	HYDROCARBON PRODUCTION (gross figures before royalty)	Q1 2003	Q1 2004	Change %
1,755	**Crude oil production (kt)**	**273**	**515**	**89**
1,134	Hungary	273	278	2
621	International	0	238	-
2,821	**Natural gas production (million m^3, net dry)***	**839**	**767**	**(9)**

*Excluding original cushion gas production from gas storage.

Operating profit excluding the recently introduced supplementary royalty increased by 22.8% to HUF 22.1 bn compared to Q1 2003. However, actual segmental profit decreased by 33%, as the strong growth in crude oil production volumes could not compensate for a HUF 10.1 bn supplementary royalty in the period and the negative effect of HUF strength against USD. While the USD denominated average Brent crude oil price increased by 1.6% y-o-y, the crude price decreased by 6.9% in HUF terms. However, the domestic gas transfer price increased by 47%, due to a switch to an average import price based transfer price. Besides these factors, ZMB consolidation had a positive impact on the segment's results (ZMB was consolidated from Q2 2003).

Domestic production costs went up slightly compared to the base period. Domestic exploration costs did not change year on year, while the international exploration costs related to the Pakistan and Yemen projects increased by HUF 1.3 bn.

Successful production intensification at existing fields and the trial production at new fields resulted in a 1.8% increase in domestic production, to 278 kt in Q1 2004. Net natural gas production decreased by 8.6% in Q1, though we expect improving performance in the remaining part of the year. Production from the ZMB field reached 238 kt. In spite of the start of international production from Q2 2003, MOL Group's unit crude production cost (incl. condensates) increased from 2.9 USD/bbl to 3.7 USD/bbl, due to both a stronger forint and higher maintenance costs at mature domestic fields.

Capital expenditure decreased by 74%, to HUF 6.7 bn, mainly due to the HUF 22.7 bn acquisition expenditure for the ZMB project in Q1 2003 (the ZMB effect in Q1 2004 was only HUF 0.9 bn). Capital expenditure, excluding ZMB, increased by 65.7%, due to a more intensive start of production at domestic exploration projects and faster implementation at our international exploration projects in Q1 2004.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.

Refining and Marketing

Segment IFRS results

FY 2003		Refining and Marketing [2]	Q1 2003*		Q1 2004		Change %	
HUF bn	USD m		HUF bn	USD m	HUF bn	USD m	HUF	USD
108.7	484.4	EBITDA	19.9	87.7	35.4	170.2	78	94
67.6	**301.2**	**Operating profit/(loss)**	**13.5**	**59.5**	**23.7**	**113.9**	**76**	**92**
77.4	344.9	CAPEX and investments[1]	3.1	13.7	7.5	36.1	142	164

FY 2003 HUF bn		Q1 2003* HUF bn	Q1 2004 HUF bn	Change %
67.6	**Reported EBIT**	**13.5**	**23.7**	**76**
6.7	One-off items	0.0	0.0	-
5.2	Replacement modification	(0.7)	(3.1)	(343)
79.5	**Estimated clean CCS**	**12.8**	**20.6**	**61**

Key segmental operating data

FY 2003	REFINED PRODUCT SALES Kt	Q1 2003*	Q1 2004	Change %
4,263	Hungary	881	826	(6)
1,192	Slovakia	32	356	1,013
4,781	Other markets	528	1,236	134
10,236	**TOTAL CRUDE OIL PRODUCT SALES**	**1,441**	**2,418**	**68**

* These figures do not include Slovnaft.

In Q1 2004 segmental operating profit increased by 76%, to HUF 23.7 bn, of which Slovnaft operations contributed HUF 13.7 bn (Slovnaft was consolidated from Q2 2003). External market factors in Q1 2004 had contradictory effects on downstream profitability. Though realised refining and marketing margins were slightly higher than in Q1 2003 in USD terms, due to favourable refinery configuration and integrated supply chain management, the strengthening of the forint against the USD negatively influenced margins in HUF terms.

Consolidated Group sales volumes grew by 68% to 2.4 Mt in the first quarter of 2004, compared to the 1.4 Mt in Q1 2003. The reason for the increase (1.0 Mt) was the addition of Slovnaft sales, primarily in Slovakia, the Czech Republic, Austria and Poland.
MOL Group Hungarian sales in Q1 2004 decreased by 6%, primarily due to a successful reduction in negative margin fuel oil sales. Gasoline sales increased by 3% slightly below market growth. Motor gas oil sales on the Hungarian market increased by 9%, exceeding market growth by 4%.
MOL Group Slovakian sales increased by 0.3 Mt, due to Slovnaft consolidation. Slovnaft's regional sales volumes - outside Hungary and Slovakia – was 0.7 Mt, which represented 58% of MOL Group sales outside Hungary and Slovakia.

MOL's Hungarian retail motor fuel sales volume (including franchise stations) in Q1 2004, increased by 3.6% y-o-y, in line with market tendencies. The reasons for the growing market demand included milder weather and a reduction in fuel tourism, due to a Slovakian excise duty increase in August, 2003. Our market share, according to MÁSZ data, remained stable, at 39% for gasoline and 46% for gasoil. Slovnaft's Slovakian retail motor fuel sales volumes increased by 3%. Slovnaft's retail market share for motor fuels in Slovakia was stable at 44% according to SAPPO data. At the end of the period, the number of MOL Group filling stations was 792, of which 353 were operated in Hungary, 301 in Slovakia, 68 in Romania and 43 in the Czech Republic. The majority of Romanian stations acquired in 2003 were taken over by MOL in Q1 2004. Due to the implementation of our efficiency improvement program, the MOL Group's throughput per site increased by 12% y-o-y in Hungary and by 6% in Slovakia.

Hungarian shop sales increased by 4.6%, while shop sales per litre increased by 1.6%. The number of loyalty cards increased by 7.5% compared to March 31, 2003. Our lubricants market share remained unchanged at 73%. The proportion of card sales within MOL's total sales in Hungary grew by 1%. On the Slovakian market we increased our shop sales by 13.4%, although shop sales per litre increased by a lower 10.5%, due to the increase of motor fuel sales.

MOL Hungarian LPG and gas product wholesale decreased by 1% (-1 kt) compared to Q1 2003. As market demand decreased by 3%, our market share grew slightly. Hungarian LPG retail consumption fell by 11%. As our Hungarian LPG retail sales also fell by 11%, our LPG and gas products retail market share remained at 19%.

Capital expenditure grew significantly, mainly due to the EU 2005 quality improvement project and Slovnaft consolidation.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.
[2] Slovnaft is fully consolidated from Q2 2003. Operating figures from this period onward contain Slovnaft segment data accordingly.

Natural Gas

Segment IFRS results

FY 2003 HUF bn	FY 2003 USD m	Natural Gas	Q1 2003 HUF bn	Q1 2003 USD m	Q1 2004 HUF bn	Q1 2004 USD m	Change % HUF	Change % USD
17.1	76.2	EBITDA	0.7	3.1	23.2	111.5	3,214	3,515
6.2	**27.6**	**Operating profit/(loss)***	**(2.3)**	**(10.1)**	**20.9**	**100.5**	**n.a.**	**n.a.**
11.1	49.5	CAPEX and investments[1]	0.3	1.3	0.2	1.0	(33)	(27)

Key segmental operating data

FY 2003	NATURAL GAS BALANCE Million m³	Q1 2003	Q1 2004	Change %
2,598	Sales from production	1,156	1,002	(13)
11,344	Sales from import	4,464	4,381	(2)
13,942	**TOTAL SOURCES**	**5,620**	**5,383**	**(4)**
10,645	Sales to Gas Distribution Companies (GDCs)	4,829	4,660	(3)
2,393	Sales to power sector	513	584	14
904	Sales to industrial and other consumers	278	139	(50)
13,942	**TOTAL THIRD PARTY SALES**	**5,620**	**5,383**	**(4)**
646	Loss and own consumption*	187	144	(23)
14,588	**TOTAL SALES AND LOSSES**	**5,807**	**5,527**	**(5)**
2,044	Natural gas transit	795	908	14

31 Dec 2003	MOBILE NATURAL GAS INVENTORIES Million m³	31 March 2003	31 March 2004	Change %
377.9	From domestic sources	36.5	52.6	44
2,112.7	From import sources	65.2	127.1	95
2,490.6	**TOTAL CLOSING INVENTORIES**	**101.7**	**179.7**	**77**

FY 2003	NATURAL GAS PRICES HUF/m³	Q1 2003	Q1 2004	Change %
31.8	Average import price	29.6	29.7	0
30.1	Average MOL selling price	25.8	37.3	45
28.9	Wholesale price to GDCs	24.7	37.6	52
33.9	Wholesale price to industry/power	33.1	35.3	7

* Including gas sales to TVK.

The operating profit of the business in Q1 2004 was 20.9 HUF bn, HUF 23.2 bn higher than in Q1 2003. The reason for the strong operating profit was mainly the significant increase in sales prices under the new gas regulatory system. However, it should be noted that under the new system a high degree of seasonality is expected in the gas business' results, with the strongest sales expected in the first quarter. In Q1 2004 a HUF 10.3 bn deferred income was accounted, as the excess profit earned on lower import gas prices, than anticipated by the regulator, is expected to be returned to the market via regulatory price adjustments in the following periods.

Import gas prices increased by only 0.3 % in HUF terms, as the strength of Forint against USD mainly compensated for an 8.6% increase in USD based prices. The average wholesale sales price increased by 44.6% in Q1 2004, compared to Q1 2003, and a single-tier gas wholesale price was introduced from January 1, 2004. The wholesale price to gas distribution companies increased significantly, by 52.2%, while the wholesale price to industrial consumers and power plants increased by 6.6%.

In Q1 2004 we sold 4.4 bcm of natural gas from import, and 1.0 bcm from domestic production. The natural gas stored in the Ukrainian underground gas storage was utilised in Q1 2004 and 0.2 bcm mobile inventory remained in domestic gas storage at the end of the period. At the end of Q1 2004 the mobile natural gas inventory volume was 76.7% higher compared to Q1 2003. Sales to gas distribution companies decreased by 3.5% due to mild weather conditions. Sales to power plants increased by 13.8%, while industrial sales fell by 50%, mainly due to the exit of a major consumer from the public utility supply system.

The revenue from transit gas increased to 3.4 HUF bn (3.0 HUF bn in Q1 2003), primarily due to a 14.2 % increase in the volume transited to Serbia and Bosnia.
Investment by the segment slightly decreased compared to the previous year. The purpose of the projects implemented was to maintain the safe and continuous gas supply.
According to the new gas regulation all non-residential consumers have been entitled to leave the public utility supply since January 1st, 2004. Some consumers have already initiated a step out of the public utility system into the competitive market. We anticipate that the competitive market will represent approximately 7% of total Hungarian consumption in 2004. MOL expects to supply approximately half of this demand, including that of certain members of the MOL Group who have entered this market.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration.

Petrochemicals

Segment IFRS results

FY 2003 HUF bn	FY 2003 USD m	Petrochemicals[2]	Q1 2003* HUF bn	Q1 2003* USD m	Q1 2004 HUF bn	Q1 2004 USD m	Change % HUF	Change % USD
14.5	64.6	EBITDA	3.4	15.0	6.6	31.7	94	112
1.3	**5.8**	**Operating profit/(loss)**	**1.3**	**5.7**	**3.8**	**18.3**	**192**	**219**
64.6	287.9	CAPEX and investments[1]	5.6	24.7	14.8	71.2	164	188

Key segmental operating data

FY 2003	PETROCHEMICAL SALES BY PRODUCT GROUP Kt	Q1 2003*	Q1 2004	Change %
329.8	Olefin products	53.6	46.2	(14)
762.8	Polymer products	133.1	214.5	61
FY 2003	**PETROCHEMICAL SALES (external) Kt**	**Q1 2003***	**Q1 2004**	**Change %**
393.3	Hungary	99.7	105.5	6
79.1	Slovakia	6.2	17.3	179
620.2	Other markets	80.8	137.9	71
1,092.6	**TOTAL PETROCHEMICAL PRODUCT SALES**	**186.7**	**260.7**	**40**

* These figures do not include Slovnaft.

In the first quarter of 2004, segmental operating profit increased by 192% to HUF 3.8 bn. While quoted naphtha prices remained basically unchanged in USD terms and polymer prices fell by 1-7% in Euro terms, a weakening of the USD against the Euro had a positive effect on profitability. Consolidation of Slovnaft's petrochemical business also contributed to the improving performance.

Quoted prices of polyethylene (PE) fell by between 1-6% while polypropylene (PP) prices decreased by 7% in Q1 2004 y-o-y. Despite stable naphtha prices in USD terms and lower EUR based polymer prices, the integrated petrochemical margin calculated from EUR denominated feedstock and quoted product prices increased by 8% y-o-y due to the weakening USD.

In Q1 2004 product sales grew by 39.6% to 260.7 kt, mainly due to the consolidation of Slovnaft sales. Polymer sales were 214.5 kt, of which 33% was low density PE (LDPE), 23% high density PE (HDPE) and 44% PP. MOL Group's market share in Hungary was 68%, 52% and 70% in LDPE, HDPE and PP product markets. The MOL Group grew its market share in all product groups and the most significant increase was in HDPE market (+10%), as TVK was able to slightly increase its Hungarian sales despite a fall in market consumption.

Sales in the Slovakian market grew to 17.3 kt as a result of Slovnaft consolidation. MOL Group's market share in LDPE and PP products was 74% and 47%, respectively.

On other European markets, Group sales increased by 57.1 kt compared to 2003 Q1, mainly due to Slovnaft consolidation. On our main export markets, in Germany, Poland and Italy, TVK and Slovnaft implemented a single-channel sales operation for polymer products focusing on higher margin end-user markets.

Capital expenditure in 2004 increased considerably compared to 2003 Q1, mainly due to TVK's strategic capacity development project and Slovnaft consolidation. At TVK, the implementation of strategic projects (olefin and HDPE plants) continued on schedule. At Slovnaft, the implementation of the new polypropylene plant was also on schedule.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.
[2] Slovnaft is fully consolidated from Q2 2003. Operating figures of this period contain Slovnaft segment data accordingly. For previous periods only TVK figures are reflected.

Financial overview

Changes in accounting policies

As of 1 January, 2004 MOL decided to reclassify cushion gas in gas storage and technological gas in pipelines to property, plant and equipment instead of inventories to comply with international best practice and in consultation with Hungarian mining authorities. Comparative periods have been restated accordingly.
The Group has also decided to adopt early the revised IAS 21 – The Effects of Changes in Foreign Exchange Rates from 1 January, 2004. The Hungarian forint has been determined as the presentation currency of the consolidated financial statements as well as the functional currency of MOL and its domestic subsidiaries. Subsidiaries with functional currencies differing from the Hungarian forint are translated according to the revised IAS 21: assets and liabilities on closing rates, income and expense items at a rate which approximates the date of the transaction, with all resulting exchange differences recognised in translation reserve. Comparative periods have been restated accordingly.
From 1 January, 2004 the useful life of gas business assets have been revised, in connection with the unbundling of the business. As a result of this revision, a HUF 0.7 bn lower depreciation charge was recognised in Q1 2004, compared to Q1 2003.

Operations

In the first quarter of 2004, Group net sales revenues increased by 37% to HUF 462.4 bn of which HUF 66.5 bn is the result of Slovnaft full consolidation, which began in Q2 2003. Group sales to customers outside Hungary reached HUF 135.6 bn, up by 70%, and represented 29% of total sales. The value of raw materials and consumables used increased by 27% reflecting primarily the Slovnaft consolidation effect. Within this, raw material costs increased by 84% of which HUF 69.9 bn relates to Slovnaft, representing 44% of the total. The cost of goods purchased for resale decreased by 4%, reflecting the combined effect of lower sales volume of imported gas and the increased import price. The value of material-type services used increased by 59% to HUF 21.7 bn, mainly due to increased exploration expenses and the Slovnaft contribution of HUF 4.9 bn. Personnel expenses for the period increased by 43%, reflecting the HUF 4.1 bn Slovnaft contribution and a HUF 1.8 bn regular one-month salary bonus for MOL employees paid out in Q1 2004 compared to its payment in Q2 last year. The "change in inventory of finished goods and work in progress" decreased total operating expenses by HUF 20.1 bn in Q1 2004, compared to a decrease of HUF 11.4 bn in Q1 2003. This change reflects a Slovnaft consolidation effect of HUF 7.0 bn and higher inventory volume at MOL to overcome the planned maintenance closure of a production unit.

Total financial income in Q1 2004 was HUF 12.5 bn, significantly higher than in Q1 2003 mainly due to the foreign exchange gain of HUF 10.7 bn incurred in the period compared to the net foreign exchange loss of HUF 5.5 bn recognised in Q1 2003. Total financial expenses for Q1 2004 amounted to HUF 8.3 bn, of which interest payable was HUF 5.4 bn, up by 70% due to the combined effect of lower average effective interest rates and higher average outstanding debt than in the comparable period. Income from associates was HUF 0.2 bn, including INA's Q1 contribution (net of additional depreciation on assets revalued to their fair value). Corporate tax expense increased to HUF 12 bn in 2004 Q1, reflecting the contribution of Slovnaft and the gas companies (HUF 2.4 bn and HUF 3.6 bn respectively), as well as the corporate tax payable on the profit of the ZMB project (HUF 0.6 bn). MOL is not going to enjoy tax holiday in 2004, however, MOL plans to utilise the statutory tax loss carried forward from 2001. The reversal of deferred tax assets contributed HUF 4.6 bn to the income tax expense in 2004 Q1, due to the utilisation of the tax loss of MOL Rt., and the tax deductible depreciation of the property, plant and equipment of the gas business. Corporate tax actually paid to the authorities by the Group amounted to HUF 1.8 bn in Q1 2004. Minority interests increased by HUF 3.2 bn reflecting the contribution from Slovnaft and TVK.

Balance sheet

The significant changes in most balance sheet items reflect the effect of the full consolidation of Slovnaft since Q2, 2003. Total assets amounted to HUF 1,435.1 bn at the end of March 2004, representing an increase of 37%. Within this, due to the above mentioned consolidation, property, plant and equipment increased by 77%. Investments decreased with the full consolidation of shareholdings in Slovnaft, previously accounted for under the equity method, and increased notably following the acquisition of a 25% shareholding in INA, accounted for under the equity method. Intangible assets decreased notably and have a negative value as a consequence of HUF 29.3 bn negative goodwill recognised regarding the acquisition of remaining Slovnaft shares in January, following the completion of the public offer made on the basis of the average historical stock exchange price. The change in deferred tax assets is a result of the HUF 36.5 bn deferred tax asset recognised in Q4 2003, representing the fair value based tax deductible depreciation of the assets of the gas business following its unbundling at year-end 2003. Long-term debt including long-term debt repayable within one year increased by 39%, due to the combined effect of net loans drawn during the interim period, mainly due to the financial requirement of the 2003 INA acquisition. Short-term debt (excluding the current portion of long-term debt) was HUF 116.9 bn, more than double of that of 31 March 2003, primarily as a result of the financial

requirement of the 2004 Slovnaft public offer and the refinancing of maturing bonds. As at 31 March 2004, 43% of the MOL Group's total debt was denominated in Euro, 45% in USD, 11% in HUF and 1% in SKK. At the end of March 2004, MOL's gearing (net debt to net debt plus shareholders' equity plus minority interests) was 35% compared with 31% at the end of March 2003. Provisions increased by HUF 13.2 bn compared to 31 March 2003, combining the effects of HUF 2.8 bn new environmental liabilities relating mainly to acid tar contamination quantified in late 2003 and the inclusion of a HUF 8.4 bn Slovnaft provision for the expected losses from legal disputes, environmental issues and redundancy charges. The unwinding of discount and changes in discount rates also increased the closing value of provisions. The significant deferred tax liability is primarily the result of the fair valuation adjustment on the fixed assets of Slovnaft and TVK. Other long-term liabilities increased to HUF 62.5 bn, primarily as under IFRS, the shares issued to partially finance the 2003 Slovnaft acqusition are recognised as a liability due to the connected options structure.

Changes in contingencies and commitments

As a result of settlement of prior obligations capital contractual commitments decreased by HUF 16.7 bn and obligations resulting from litigation in which the Group acts as defendant decreased by HUF 4.9 bn resulting from a final positive judgement in a case where Slovnaft acted as defendant, while operating leases and rentals did not change significantly compared to the amounts reported in the 2003 Annual Report of the MOL Group.

Cash flow

Operating cash flow in Q1 2004 was HUF 95.0 bn, a 72% increase compared to the comparable 2003 figure. Operating cash flow before movements in working capital increased by 77%. The change of working capital position increased funds by HUF 9.5 bn, arising from HUF 37.7 bn decrease in inventories and the HUF 30.8 bn increase in other payables, being almost fully offset by the negative effect of an increase in trade and other receivables (HUF 17.7 bn) and a decrease in accounts payable (HUF 41.2 bn). Corporate tax paid amounted to HUF 1.8 bn, related mainly to Slovnaft.

Net cash used in investing activities was HUF 76.7 bn compared with HUF 61.9 bn in 2003, reflecting mainly our further acquisitions of shares in Slovnaft and TVK. Organic CAPEX increased due to the consolidation of Slovnaft, the ongoing major investment at TVK and capital expenditure on the Zapadno-Malobalyk field. The divestment of our minority shareholdings in two major gas distribution companies had a positive HUF 11.7 bn effect on our cash flow from investing activities.

Net financing cash outflows amounted to HUF 29.4 bn, being the combined result of issuance of new short debt to finance the Slovnaft transaction and to repay HUF 30 bn in maturing bonds.

APPENDIX I

CONSOLIDATED IFRS STATEMENT OF OPERATIONS FOR THE MOL GROUP

FOR THE PERIOD ENDED 31 MARCH 2004

Unaudited quarterly figures (in HUF millions)

FY 2003		Q1 2003	Q1 2004	Ch. %
1,504,038	Net sales	338,633	462,408	37
20,001	Other operating income	2,580	3,823	48
1,524,039	**Total operating revenues**	**341,213**	**466,231**	**37**
541,702	Raw material costs	87,306	160,219	84
95,909	Value of material-type services used	13,677	21,736	59
542,201	Cost of goods purchased for resale	171,199	164,424	(4)
1,179,812	*Raw material and consumables used*	*272,182*	*346,379*	*27*
80,140	Personnel expenses	15,483	22,144	43
95,450	Depreciation, depletion, amortisation and impairment	20,177	24,789	23
122,254	Other operating expenses	17,758	36,756	107
(25,014)	Ch. In inventory of finished goods & work in progress	(11,422)	(20,122)	76
(11,409)	Work performed by the enterprise and capitalised	(1,112)	(5,711)	414
1,441,233	**Total operating expenses**	**313,066**	**404,235**	**29**
82,806	**Operating profit**	**28,147**	**61,996**	**120**
3,055	Interest received	637	1,383	117
274	Dividends received	77	-	n.a.
6,586	Exchange gains and other financial income	612	11,137	1,720
9,915	*Total financial income*	*1,326*	*12,520*	*844*
16,795	Interest on borrowings	3,175	5,395	70
5,085	Interest on provisions	1,250	1,294	4
734	Write-off of financial investments	-	-	-
3,376	Exchange losses and other financial expenses	5,943	1,644	(72)
25,990	*Total financial expense*	*10,368*	*8,333*	*(20)*
16,075	**Financial expense/(gain), net**	**9,042**	**(4,187)**	**n.a.**
(5,405)	(Income) /loss from associates	(3,566)	(201)	(94)
72,136	**Profit before tax**	**22,671**	**66,384**	**193**
(32,476)	Income tax expense/(benefit)	764	12,075	1,480
104,612	**Profit after tax**	**21,907**	**54,309**	**148**
(4,896)	Minority interests[1]	772	(2,387)	n.a.
99,716	**Net income**	**22,679**	**51,922**	**129**
985	**Basic earnings per share (HUF)**	**243**	**500**	**106**
984	**Diluted earnings per share (HUF)**	**243**	**496**	**104**

[1]As a result of the issuance of SIC 33 prescribing the inclusion of potential voting rights when determining control over subsidiaries, TVK is fully consolidated from 1 January 2002 as the sum of actual and potential voting rights exceeds 50%. Still, MOL's share in TVK's profits is calculated observing the 44.3% shareholding in the first quarter of 2003 and for the full year of 2003. Following the exercise of an option for further 8.0% stake in TVK at the end of March 2004, MOL's shareholding in TVK increased to 52.3%. MOL's share in TVK's profits is calculated observing a 44.3% shareholding in the first quarter of 2004.

APPENDIX II

CONSOLIDATED IFRS BALANCE SHEETS FOR THE MOL GROUP
AS AT 31 MARCH 2004
Unaudited quarterly figures (in HUF millions)

31 Dec 2003		31 March 2003	31 March 2004	Change %
	Assets			
	Non-current assets			
29,160	Intangible assets	22,687	(3,500)	n.a.
855,951	Property, plant and equipment	482,556	853,513	77
134,435	Investments	225,969	116,902	(48)
52,895	Deferred tax asset	21,522	47,593	121
19,333	Other non-current assets	11,826	18,068	53
1,091,774	**Total non-current assets**	**764,560**	**1,032,576**	**35**
	Current assets			
155,926	Inventories	85,217	117,883	38
165,057	Trade receivables, net	129,009	166,869	29
9,228	Marketable securities	10,737	6,562	(39)
47,909	Other current assets	35,907	58,489	63
62,841	Cash and cash equivalents	22,621	52,757	133
440,961	**Total current assets**	**283,491**	**402,560**	**42**
1,532,735	**Total assets**	**1,048,051**	**1,435,136**	**37**
	Liabilities and shareholders' equity			
	Shareholders' equity			
93,128	Share capital[1]	93,245	91,325	(2)
331,025	Reserves	314,098	425,047	35
99,716	Net income for the period	22,679	51,922	129
523,869	**Total shareholders' equity**	**430,022**	**568,294**	**32**
155,752	**Minority interest**	**67,936**	**65,833**	**(3)**
	Non-current liabilities			
288,701	Long-term debt, net of current portion	154,244	218,916	42
55,781	Provisions for liabilities and charges	51,506	52,458	2
14,213	Deferred tax liability	4,675	13,690	193
72,482	Other non-current liabilities	65,024	62,522	(4)
431,177	**Total non-current liabilities**	**275,449**	**347,586**	**26**
	Current liabilities			
260,420	Trade and other payables	155,326	248,311	60
26,172	Provisions for liabilities and charges	15,339	27,630	80
70,756	Short-term debt	56,703	116,939	106
64,589	Current portion of long-term debt	47,276	60,543	28
421,937	**Total current liabilities**	**274,644**	**453,423**	**65**
1,532,735	**Total liabilities and shareholders' equity**	**1,048,051**	**1,435,136**	**37**

[1] Compared to HAS, registered share capital in IFRS does not include issued MOL shares owned by Slovintegra-Slovbena (treated as liability due to the connecting option structure) and is adjusted with the face value of treasury shares.

APPENDIX III

MOVEMENT IN SHAREHOLDERS' EQUITY FOR THE MOL GROUP

FOR THE PERIOD ENDED 31 MARCH 2004

Unaudited quarterly figures (in HUF millions)

	Share capital	Hedging reserve	Translation reserve	Treasury shares	Equity component of compound debt instruments	Retained earnings	Total reserves	Net income	Total
Opening balance 1 January 2003	**93,245**	**2,081**	**(7,038)**	**(20,926)**	**-**	**272,817**	**246,934**	**65,262**	**405,441**
Transfer to reserves of retained profit for the previous year						65,262	65,262	(65,262)	-
Cash flow hedges		712					712		712
Currency translation differences			6,318				6,318	(153)	6,165
Dividend for year 2002						(5,128)	(5,128)		(5,128)
Retained profit for the period								**22,832**	**22,832**
Closing balance 31 March 2003	**93,245**	**2,793**	**(720)**	**(20,926)**	**-**	**332,951**	**314,098**	**22,679**	**430,022**
Opening balance 1 January 2004	**93,128**	**7,832**	**8,867**	**(21,427)**	**2,857**	**332,896**	**331,025**	**99,716**	**523,869**
Transfer to reserves of retained profit for the previous year						99,716	99,716	(99,716)	-
Net change in balance of treasury shares held	(1,803)			(5,734)			(5,734)		(7,537)
Cash flow hedges		(1,103)					(1,103)		(1,103)
Currency translation reserve			(10,092)				(10,092)		(10,092)
Slovnaft acquisition				7,555	3,680		11,235		11,235
Retained profit for the period								51,922	51,922
Closing balance 31 March 2004	**91,325**	**6,729**	**(1,225)**	**(19,606)**	**6,537**	**432,612**	**425,047**	**51,922**	**568,294**

APPENDIX IV

CONSOLIDATED IFRS STATEMENTS OF CASH FLOWS FOR THE MOL GROUP

FOR THE PERIOD ENDED 31 MARCH 2004

Unaudited quarterly figures (in HUF millions)

FY 2003		Q1 2003	Q1 2004	Ch. %
82,806	**Profit from operations**	**28,147**	**61,996**	**120**
	Adjustments to reconcile operating profit to net cash provided by operating activities			
95,137	Depreciation, depletion, amortisation and impairment	20,149	24,583	22
(1,377)	Net unrealised gain recorded on financial instruments	(892)	-	n.a.
985	Write-off of inventories	200	386	93
5,644	Impairment losses, net	181	216	19
5,367	Increase in provisions	805	(3,249)	n.a.
(1,119)	Net gain on sale of fixed assets	(1,635)	(393)	(76)
(9,877)	Net gain on sale of subsidiaries	-	-	-
9,389	Exploration and development costs expensed during the year	2,284	3,471	52
(1,510)	Other non cash items	153	316	107
185,445	**Operating cash flow before changes in working capital**	**49,392**	**87,326**	77
(21,051)	Decrease / (increase) in inventories	19,303	37,664	95
(5,344)	Decrease / (increase) in accounts receivable	(7,166)	(1,022)	(86)
786	(Increase)/decrease in other receivables	413	(16,725)	n.a.
39,455	Increase/(decrease) in accounts payable	(6,609)	(41,161)	523
10,006	Increase in other current liabilities	107	30,789	28,675
(6,139)	Corporate taxes paid	(249)	(1,828)	634
203,158	**Net cash provided by operating activities**	**55,191**	**95,043**	**72**
(186,875)	Capital expenditures, exploration and development costs	(15,633)	(38,715)	148
3,069	Proceeds from disposals of fixed assets	223	1,208	442
(11,811)	Acquisition of subsidiaries, net cash	(45,185)	(58,825)	30
(22,517)	Acquisition of joint ventures, net cash	-	-	-
21,573	Net cash inflow on sales of subsidiary undertakings	-	-	-
(113,729)	Acquisition of associated companies	-	-	-
(241)	Acquisition of other investments	-	-	-
2,894	Proceeds from disposal of investments	-	11,661	n.a.
307	Changes in loans given and long-term bank deposits	(667)	2,155	n.a.
(1,750)	Changes in short-term investments	(1,929)	3,528	n.a.
6,711	Interest received and other financial income	1,254	2,262	80
3,840	Dividends received	77	-	n.a.
(298,529)	**Net cash used in investing activities**	**(61,860)**	**(76,727)**	**24**
9,200	Issuance of long term notes	-	-	-
-	Issuance of zero coupon notes	18,753	-	n.a.
-	Repayment of zero coupon notes	(20,000)	(30,000)	50
397,087	Long-term debt drawn down	36,669	24,344	(34)
(255,716)	Repayments of long-term debt	(36,256)	(88,741)	145
485	Changes in other long term liabilities	(469)	718	n.a.
(9,232)	Changes in short-term debt	(6,144)	78,573	n.a.
(20,810)	Interest paid and other financial costs	(5,516)	(4,950)	(10)
(5,210)	Dividends paid to shareholders	-	-	-
(547)	Dividends paid to minority interest	-	-	-
25,965	Sale of treasury shares	26,407	30,112	14
(26,583)	Repurchase of treasury shares	(26,405)	(39,485)	50
114,639	**Net cash provided by financing activities**	**(12,961)**	**(29,429)**	**127**
19,268	(Decrease)/increase in cash and cash equivalents	**(19,630)**	**(11,113)**	**(43)**
42,251	Cash at the beginning of the year	42,251	62,841	49
221	Cash effect of consolidation of subsidiaries previously accounted for as other investment	-	1,185	n.a.
1,101	Exchange differences on the consolidation of foreign subsidiaries	-	(156)	n.a.
62,841	**Cash at the end of the period**	**22,621**	**52,757**	**133**

APPENDIX V

KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in HUF millions)

FY 2003	NET EXTERNAL SALES REVENUES[1]	Q1 2003	Q1 2004	Ch. %
10,287	Exploration and Production	273	6,136	2,148
890,639	Refining and Marketing	152,763	217,016	42
430,162	Natural Gas	149,251	194,188	30
169,006	Petrochemicals	33,331	44,144	32
3,944	Corporate and other	3,015	924	(69)
1,504,038	**TOTAL**	**338,633**	**462,408**	**37**

FY 2003	OPERATING PROFIT[1]	Q1 2003	Q1 2004	Ch. %
43,494	Exploration and Production	17,963	11,974	(33)
67,634	Refining and Marketing	13,483	23,671	76
6,164	Natural Gas	(2,323)	20,930	n.a.
1,271	Petrochemicals	1,267	3,756	196
(35,614)	Corporate and other	(5,593)	(5,499)	(2)
(143)	Intersegment transfers[2]	3,350	7,164	114
82,806	**TOTAL**	**28,147**	**61,996**	**120**

FY 2003	PROPERTY, PLANT, EQUIPMENT AND INTANGIBLES ACQUIRED	Q1 2003	Q1 2004	Ch. %
22,721	Exploration and Production	1,254	3,691	194
74,285	Refining and Marketing	2,592	7,802	201
11,019	Natural Gas	631	213	(66)
64,921	Petrochemicals	5,834	14,608	150
5,578	Corporate and other	398	309	(22)
178,524	**TOTAL**	**10,709**	**26,623**	**149**

FY 2003	DEPRECIATION	Q1 2003	Q1 2004	Ch. %
21,048	Exploration and Production	5,853	5,595	(4)
41,030	Refining and Marketing	6,436	11,761	83
10,927	Natural Gas	2,990	2,294	(23)
13,215	Petrochemicals	2,178	2,800	29
9,230	Corporate and other	2,720	2,339	(14)
95,450	**TOTAL**	**20,177**	**24,789**	**23**

31/12/2003	TANGIBLE ASSETS	31/03/2003	31/03/2004	Ch. %
101,237	Exploration and Production	68,813	97,691	42
398,805	Refining and Marketing	179,894	430,061	139
105,050	Natural Gas	114,041	103,045	(10)
176,716	Petrochemicals	91,296	166,099	82
74,143	Corporate and other	28,512	56,617	99
855,951	**TOTAL**	**482,556**	**853,513**	**77**

[1] Net external sales revenues include only sales to third parties outside the MOL Group; operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. However, in respect of transfers of natural gas, the transfer price until 31 December 2003 was limited to the average regulated wholesale selling price (not taking into account the higher price applicable from November 2000 to non-residential customers consuming over 500 m^3/h), adjusted to exclude storage, transport and inventory holding fees, where this is below the prevailing market price as was the case in 2003. From January 2004, the gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

APPENDIX VI

MAIN EXTERNAL PARAMETERS

FY 2003		Q1 2003	Q1 2004	Change %
28.8	Brent dated (USD/bbl)	31.5	32.0	2
27.0	Ural Blend (USD/bbl)	29.2	29.0	(1)
3.15	Reuters refining margin (Ural crack)	4.62	3.79	(18)
292	Premium unleaded gasoline 50 ppm (USD/t)*	310	332	7
271	Gas oil - ULSD (USD/t)*	309	299	(3)
270	Naphta (USD/t)*	316	318	1
527	Ethylene (EUR/t)	575	580	1
224.4	HUF/USD average	226.9	208.0	(8)
36.8	SKK/USD average	39.0	32.4	(17)
1.16	3m USD LIBOR (%)	1.28	1.07	(16)
2.33	3m EURIBOR (%)	2.69	2.06	(23)
8.48	3m BUBOR (%)	6.50	12.48	92
		Q4 2003	Q1 2004	Change %
	HUF/USD closing	207.9	203.7	(2)
	HUF/EUR closing	262.2	248.9	(5)

* FOB Rotterdam parity

APPENDIX VII

EXTRAORDINARY ANNOUNCEMENTS IN Q1 2004

Announcement date	
9 January	Share distribution to MOL employees
13 January	MOL submitted a non-binding bid for the privatisation of Unipetrol
19 January	MOL Plc. signs contract on the sale of its minority interest in gas distributors ÉGÁZ Rt. and DÉGÁZ Rt.
27 January	The public offer made by MOL for Slovnaft shares has been closed
30 January	The settlement of the public offer made by MOL for Slovnaft shares has been closed
13 February	MOL to invite bids for stakes in its three unbundled gas businesses
24 February	Change in ÁPV Rt`s shareholding in MOL
25 February	MOL treasury share transaction
11, 17 and 29 March	Purchase of treasury shares
18 March	Announcement of MOL Plc. on the transformation of "C" series of ordinary shares
19 March	MOL assigns its call option right on TVK shares to Hermész Ltd.
26 March	Hermész Ltd. exercised MOL`s call option right on TVK shares under the option agreement with Magyar Külkereskedelmi Bank

APPENDIX VIII

SHAREHOLDER STRUCTURE (%) AND TREASURY SHARES

Shareholder groups	31 Dec 2002	31 March 2003	30 June 2003	30 Sept 2003	31 Dec 2003	31 March 2004
Foreign investors (mainly institutional)	42.4	41.0	37.0	37.7	36.4	50.7
OMV	10.0	10.0	9.1	9.1	9.1	9.1
Slovbena, Slovintegra	0.0	1.0	10.0	10.0	9.8	8.0
ÁPV Rt. (Hungarian State Privatisation and Holding Company)	25.0	25.0	22.7	22.7	22.7	11.8
Hungarian institutional investors	5.1	6.6	8.7	8.7	9.5	5.7
Depositories (mainly Hung. private investors)	12.2	12.1	8.6	7.7	8.4	9.5
MOL Rt. (treasury shares)	5.2	4.2	3.8	4.0	4.0	5.1
Unregistered shares	0.1	0.1	0.1	0.1	0.1	0.1

According to the Share Register, beside ÁPV Rt. with 12.5%, only 3 shareholders had more than 2% influence over MOL Rt. at 31 March 2004: JP Morgan Chase Bank, the depository bank for MOL's GDR programme, which had 14.5%, Slovbena-Slovintegra having 8.4%, and OMV having 9.6% influence over MOL.

The number of "A" series treasury shares held by MOL increased by 1,177,033 from 3,107,558 to 4,284,591, as a result of the purchase of MOL shares from Slovbena a.s. and Slovintegra a.s. (the exercise pre-emption rights) and share distribution to employees. There was no change in the number of "C" series Treasury shares held by MOL (1,179,369). In April, following the close of Q1, the transformation of all but 578 "C" series shares into "A" series shares was completed.

Please note that in Hungary, the Share Register does not fully reflect the ownership structure, as registration is not mandatory.

Changes in organisation and senior management:

As of January 1, 2004, certain MOL, Slovnaft and TVK business operations are operated on an integrated basis, in line with previous announcements made in 2003.